Organigram Provides Corporate Updates MONCTON, MARCH 4, 2019/CNW/ – Organigram Holdings Inc. (TSX VENTURE: OGI) (OTCQX: OGRMF), the parent company of Organigram Inc. (together, the “Company” or “Organigram”), a leading licensed producer of cannabis is pleased to provide the following corporate updates.

Appointment of Corporate Secretary

Organigram has appointed Helen Martin as Corporate Secretary. Ms. Martin has been with the Company since November 2018 acting in the capacity of Vice-President, Strategic Initiatives and Legal Affairs.

Ms. Martin has extensive experience in both securities law and corporate governance gained through her most recent role as Chief Operating Officer of a TSX listed issuer and through prior private practice experience with leading law firms in Canada.

Ms. Martin has also served as corporate secretary for a variety of listed issuers over the years. Ms. Martin holds a Bachelor of Laws from the University of Toronto.

Notice for Leave to Appeal Class Action

Further to its news release issued on January 21, 2019, the Company also announced that it has filed a notice for leave to appeal the certification of the class action brought against it. Assuming leave to appeal is granted, the Company expects the matter to be heard in the fall. As previously disclosed, the Company intends to vigorously defend itself against the class action. For further information on this action, please refer to the January 21, 2019 news release and the Company’s other disclosures.

About Organigram Holdings Inc.

Organigram Holdings Inc. is a TSX Venture Exchange listed company whose wholly owned subsidiary, Organigram Inc., is a licensed producer of cannabis and cannabis-derived products in Canada.

Organigram is focused on producing the highest-quality, indoor-grown cannabis for patients and adult recreational consumers in Canada, as well as developing international business partnerships to extend the company’s global footprint. Organigram has also developed a portfolio of legal adult use recreational cannabis brands including The Edison Cannabis Company, Ankr Organics, Trailer Park Buds and Trailblazer. Organigram’s primary facility is located in Moncton, New Brunswick and the Company is regulated by the Cannabis Act and the Cannabis Regulations (Canada).

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains forward-looking information which involves known and unknown risks, uncertainties and other factors that may cause actual events to differ materially from current expectations. Important factors could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time on SEDAR (see www.sedar.com). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For more information, visit www.Organigram.ca

For Investor Relations enquiries, please contact:

Amy Schwalm
Vice President, Investor Relations
Amy.Schwalm@organigram.ca

or

Paolo De Luca
Chief Financial Officer
paolo.deluca@organigram.ca